Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-16969 and 33-41131 - Post Effective Amendments No. 1 and 2) of The Clorox Company of our report dated June 23, 2016, with respect to the statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of The Clorox Company Employee Retirement Investment Plan for Puerto Rico.

/s/ Moss Adams LLP
San Francisco, California
June 23, 2016